Atna Files Final Short Form Prospectus, Grants Options

Vancouver, B.C. (February 1, 2006). Atna Resources Ltd. (ATN:TSX) is pleased to announce the filing of a short form prospectus with securities regulators in British Columbia, Alberta and Ontario. A receipt was issued for the prospectus qualifying for distribution 7,450,000 common shares of the Company upon the exercise or deemed exercise of special warrants issued on December 16, 2005. The Company issued the Special Warrants at $1.35 for aggregate gross proceeds of $10,057,500 under a “bought deal” private placement arranged through a syndicate of underwriters lead by Canaccord Capital Corporation and including Haywood Securities Inc. and Pacific International Securities Inc.

Each Special Warrant entitles the holder to acquire, for no additional consideration, one common share of the Company, to be issued on the exercise or deemed exercise of the Special Warrants pursuant to the terms of the special warrant indenture governing the Special Warrants. Each Special Warrant will be deemed to be exercised on February 2, 2006 being the date, which is the third business day after the date of issuance of the decision document evidencing the issuance of final receipts of the regulators in each of the Provinces.

Holders of the Special Warrants will receive share certificates representing the common shares issued upon exercise of the Special Warrants from the Company’s transfer agent, Pacific Corporate Trust Company, and will receive a copy of the short form prospectus from Canaccord Capital Corporation.

Atna has granted 890,000 stock options to Directors, Officers, employees, and key contractors under the terms of the Stock Option Plan approved by shareholders on April 14, 2005. The stock options granted as part of Atna’s annual compensation and incentive review, vest over a 12 month period and are exercisable at $2.01 per share for three years following the date of grant.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com